July 14, 2014

Folake Ayoola

Tom Kluck

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:                             China Lodging Group, Limited

Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 17, 2014

Comment Letter Dated July 1, 2014

File No. 001-34656

Dear Mr. Ayoola and Mr. Kluck:

I refer to your letter to Ms. Min (Jenny) Zhang, dated July 1, 2014, relating to China Lodging Group, Limited’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on April 17, 2014 (the “2013 Form 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated July 1, 2014 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for the year ended December 31, 2013

Business Overview, page 26

1.              In future Exchange Act reports, with respect to your material developments, please revise to provide the anticipated completion date, scope of development, costs incurred to date and budgeted costs for material developments; and, development costs per square foot for completed developments

The Company respectfully advises the Staff that in future filings it will, to the extent the aggregate size of the Company’s leased hotels then under development is material,

include the disclosure as requested. The following is an example paragraph, to which the disclosure in the Company’s future filings will be similar:

“Among [•] leased hotels under development as of December 31, [year], we had [•] leased hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had [•] leased hotels during conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased hotels during conversion period range from [month] of [year] to [month] of [year]. Total budgeted development costs for these leased hotels during conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB[•] million, of which RMB[•] million was incurred as of December 31, [year].  The average development costs per square meter for completed leased hotels in [year] were RMB[•]. The franchisees are responsible for development costs for our manachised hotels and franchised hotels.”

**********

The Company also acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**********

Should you have any additional questions or require additional information, please do not hesitate to contact me, Ms. Min (Jenny) Zhang (zhangmin@huazhu.com; telephone: + 86-21-6076-0606; Fax: + 86-21-6195-9586), or our attorney, Ms. Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099) at Shearman & Sterling LLP.

Sincerely yours,

/s/ Min (Jenny) Zhang
Name:	Min (Jenny) Zhang
Title:	Chief Financial Officer